
March 28, 2024

John Ivascu
Executive Vice President
Forum Energy Technologies, Inc.
10344 Sam Houston Park Drive, Suite 300
Houston, Texas 77064

      Re: Forum Energy Technologies, Inc.
          Registration Statement on Form S-3
          Filed March 27. 2024
          File No. 333-278284

Dear John Ivascu:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Aliya Ishmukhamedova at 202-551-7519 with any questions.

               Sincerely,

               Division of Corporation Finance
               Office of Technology

cc: Tull R. Florey